UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24

BOGOTA D.C. – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on April 19, 2024 (File No. 333-278823).

Exhibits

Exhibit 99.1 – Recent Developments and Ecopetrol S.A.’s Unaudited Interim Condensed Consolidated Financial Statements for the six-month periods ended June 30, 2024 and 2023 and as of June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Ricardo Roa Barragán
	Name:	Ricardo Roa Barragán
	Title:	Chief Executive Officer, Legal Representative and Attorney in Fact

Date: October 8, 2024

RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we”) results of operations for the six-month periods ended June 30, 2024 and 2023 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 18, 2024 (which we refer to as the “2023 Form 20-F”) and, in particular, “Business Overview” and “Financial Review” in the 2023 Form 20-F, with our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2024 and 2023 and as of June 30, 2024, included as Exhibit 99.1 to this Form 6-K (which we refer to as the “unaudited interim condensed consolidated financial statements”). We hereby designate this report on Form 6-K (which we refer to as this “Form 6-K”) as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on April 19, 2024 (File No. 333-278823).

Our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 included in the 2023 Form 20-F were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2024 and 2023 were prepared in accordance with IAS 34 – “Interim Financial Reporting” as issued by the IASB.

Our consolidated financial statements were consolidated line by line and all transactions and balances among subsidiaries have been eliminated. These financial statements include the financial results of all subsidiary companies controlled, directly or indirectly, by Ecopetrol S.A.

Ecopetrol also files financial information with the Superintendencia Financiera de Colombia (the “SFC”), which is prepared in accordance with current reporting standards as in effect in Colombia (“Colombian IFRS”) and are not included in this report on Form 6-K. Ecopetrol’s financial information under Colombian IFRS filed with the SFC is not directly comparable to its financial information presented under IFRS-IASB in this report on Form 6-K or its filings with the SEC.

Overview

Our consolidated financial results for the first six months of 2024 reflect the overall positive effect of favorable crude oil price environment, characterized by higher Brent oil prices during this period as compared to the same period of 2023, despite global geopolitical challenges and inflationary pressures. During the first six months of 2024, crude oil prices averaged US$83.4/bl, an increase of US$3.5/bl as compared to the average price for the first six months of 2023. In addition, our positive results were also driven by various other factors, including increased production in domestic and international operations, higher sales volume and the strong performance of our subsidiaries. See “Ecopetrol’s results of operations for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023.”

On the demand front, global activity accelerated during the first half of the year, due to a favorable performance in the services sector and, to a lesser extent, in manufacturing. Growth forecasts for the global economy were upgraded, on the back of a favorable performance of the U.S. and Indian economies. Overall, on an annual basis, crude oil demand grew by 1.0 mmbd in the first half of 2024 (according to S&P Global), providing significant support to crude prices.

On the supply front, the Organization of Petroleum Exporting Countries’ (“OPEC”) decisions remain key to maintaining a balanced market. Non-OPEC production growth of 1.0 mmbd, on an annual basis, was fully offset by a 1.0 mmbd reduction in OPEC supply in the first half of 2024, and OPEC announced a new supply cut of 2.2 mmbd in the second half of 2024. Overall, the crude oil market was broadly balanced, despite volatility due to the armed conflict between Israel and Hamas.

Under current Colombian regulations, depending on the price of fuels in the international markets, participants in the Colombian fuel market either contribute to or receive payments from the Fuel Price Stabilization Fund (“FEPC” for its Spanish acronym), a fund assigned and administered by the MHCP to attenuate, in the domestic market, the impact of fluctuations of fuel prices in international markets. As a result, the increase in the Brent price indicator has resulted in an increase in amounts due by the FEPC to Ecopetrol. See “Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC)” in our 2023 Form 20-F. The remaining balance for the 2023 FEPC accounts receivable was COP 20.5 trillion. In April 2024, Ecopetrol received a COP 7.8 trillion payment in cash, and in June 2024, it received a COP 5.1 trillion equivalent in Colombian Government Bonds (“TES”). Such payments have strengthened our financial and liquidity position as it provides us with more flexibility to pursue our 2024 investment plan. See “Strategy and Market Overview—Our Corporate Strategy—2024 Investment Plan” in our 2023 Form 20-F. As of July 30, 2024, the cumulative balance of the FEPC account receivable was COP 12.8 trillion (including COP 7.5 trillion for the FEPC accounts receivable), of which COP 4.7 trillion was paid in September 2024 and COP 2.8 trillion is scheduled to be paid in December 2024 in TES.

On June 14, 2024, the Government announced an update to the Medium-Term Fiscal Framework (“MFMP”, for its acronym in Spanish), a document that establishes the macroeconomic and fiscal strategy for the country in the medium term, including an exhaustive analysis of the FEPC situation, given its important fiscal implications. In line with the MFMP update, in 2024, the Government settled approximately COP 13.0 trillion with the FEPC corresponding to the fiscal year ended December 31, 2023. Although we can offer no assurance, the MFMP update also anticipated a gradual convergence of domestic and international liquid fuel prices, and a structural reform to the fund that guarantees self-sustainability, which occurrence we believe could help reduce the impact of FEPC-related accounts receivable on our working capital.

Public Investigations

On July 4, 2023, the National Electoral Council opened a proceeding for alleged irregularities in the financing and presentation of the income and expenditure report of Mr. Gustavo Petro’s 2022 presidential campaign, of which Mr. Ricardo Roa Barragán was the campaign manager. According to public records, the National Electoral Council is expected to hold an audience on October 8, 2024 to discuss a draft decision prepared by Judges Alvaro Hernán Prada and Benjamin Ortiz ordering the initiation of a formal investigation against Mr. Gustavo Petro and Mr. Ricardo Roa Barragán. See “Risk Review – Risk Factors – Risks Related to Our Business – We are exposed to public investigations of control entities that may impact our reputation” in our 2023 Annual Report.

Board Resignations

On August 30, 2024, Ecopetrol announced that Juan José Echavarría and Luis Alberto Zuleta had presented their resignations from Ecopetrol’s Board of Directors and committees, due to their dissent with respect to certain business decisions adopted by Ecopetrol’s Board of Directors. Their resignation will become effective on the date that the minutes of the meetings of the Board of Directors and Support Committees in which they participated prior to the presentation of their resignation are approved.

2040 Strategy

Following the 2040 Strategy, as of December 31, 2023, Ecopetrol is organized into three corporate business lines: (A) Hydrocarbons, which includes four operational divisions: (i) Exploration and Production, (ii) Transportation and Logistics, (iii) Refining Petrochemicals and Biofuels, (iv) and Sales and Marketing; (B) Low Emissions Solutions, which includes natural gas, biogas, LPG, power, renewables, hydrogen and CCUS; and (C) Transmission and Toll Roads. Also, as a response of the 2040 Strategy, in 2022 we started a process to align our current segments more closely to the vision of the 2040 Strategy and such process has continued to date. However, for purposes of this report, the financial information is organized by the following segments: (i) exploration and production, (ii) transportation and logistics, (iii) refining and petrochemicals, and (iv) energy transmission and roads, which is consistent with previous Company reports, including its 2023 Form 20-F. The Company’s management is currently reviewing different options to update the operating and financial reporting model of the Company to be better aligned with the 2040 Strategy’s lines of business.

Ecopetrol’s results of operations for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023

The following table sets forth the components of Ecopetrol’s unaudited interim condensed consolidated income statement for the six-month periods ended June 30, 2024 and 2023.

	For the six-month period ended June 30,
	2024	2023	% Change

	(unaudited)
	(in millions of Colombian pesos)
Revenues	63,929,546	73,222,324	(12.7)
Cost of sales	(39,643,519)	(44,265,231)	(10.4)
Gross income	24,286,027	28,957,093	(16.1)
Operation and project, administration and other operating expenses	(4,948,341)	(4,669,211)	6.0
Operating income	19,337,686	24,287,882	(20.4)
Financial income	(4,092,175)	(3,549,504)	15.3
Share of profit of companies	386,291	497,135	(22.3)
Income before income tax	15,631,802	21,235,513	(26.4)
Income tax	(6,914,028)	(6,763,926)	2.2
Net income for the period	8,717,774	14,471,587	(39.8)

Net income attributable to:
Owners of parent	6,642,349	11,931,149	(44.3)
Non-controlling interest	2,075,425	2,540,438	(18.3)
Net income for the period	8,717,774	14,471,587	(39.8)

Total Revenues

The following table sets forth our foreign and local sales of crude oil, natural gas, refined and petrochemical products, services associated with the transportation of hydrocarbons and energy transmission and toll roads, for the six-month periods ended June 30, 2024 and 2023.

	For the six-month period ended June 30,
	2024	2023	% Change

	(Unaudited)
Crude oil:
Local sales (mbod)	—	2.3	(100)
Foreign sales (mbod)	421.0	436.3	(3.5)
Average price per local barrel (US$/bl)	68.3	65.1	4.9
Average price per export barrel (US$/bl)	76.2	68.9	10.6

Natural gas:
Local sales (mboed)	86.4	89.7	(3.7)
Foreign sales (mboed)	13.4	8.8	52.3
Average local price (US$/bl)	31.6	31.2	1.3
Average export price (US$/bl)	2.3	6.1	(62.3)

Refined products (including petrochemicals and industrial products):
Local sales (mboed)	348.6	358.5	(2.8)
Foreign sales (mboed)	104.1	110.7	(6.0)
Average local price per barrel (US$/bl)	100.8	104.7	(3.7)
Average export price per barrel (US$/bl)	61.6	60.5	1.8

Services Revenues with third parties: (in millions of Colombian pesos):
Electric Power Transmission and Toll Roads Concessions	7,094,262	7,456,833	(4.9)
Transportation	1,384,099	1,519,252	(8.9)

In the six-month period ended June 30, 2024, total revenues decreased by 12.7% or COP 9,292,778 million as compared to the same period in 2023, as a result of:

●	A COP 8,340,181 million decrease in revenues, resulting from the depreciation of the Colombian peso against the U.S. dollar from an average exchange rate of COP 4,595.11/US$1.00 for the six-month period ended June 30, 2023 to an average exchange rate COP 3,920.48/US$1.00 for the same period in 2024.
●	A COP 1,917,793 million decrease in revenues attributable to a 3.3% decrease in sales volume, or 32.8 mboed, primarily as a result of the combined net effect of:
-	Lower volumes sold of crude oil by 17.6 mboed, or COP 869,107 million, primarily attributable to: (i) lower sales volume due to decreased deliveries to customers, and (ii) increased volume of crude cargoes in Transit as a result of commercial strategic in that were negotiated under the Delivery At Place (DAP) modality. This decrease was partially offset by increased in crude oil production mainly from the Permian basin.
-	Lower volumes sold of refined products and petrochemicals by 16.4 mboed, or COP 1,000,900 million, due to decreased sales of diesel and gasoline, primarily due to the weakening of domestic fuel demand, which in turn was mainly due to lower economic activity as a result of with price increases of gasoline. This decrease was partially offset by an increase in sales of middle distillates, due to higher domestic demand associated with thermal generation and industrial burner requirements.
-	Lower volumes sold of gas by 1.3 mboed, or COP 47,786 million, principally due to the decrease in demand mainly due to the termination of third-party contracts and a decrease in gas available, primarily from the Cusiana and Cupiagua fields, due to the natural decline of the fields.
-	A COP 467,860 million decrease in revenues primarily due to the revaluation of the Colombian peso against other currencies in regions where ISA operates.

Such factors were partially offset by a COP 1,433,056 million increase in revenues primarily due to a 2.2%, or US$1.7 per barrel, increase to the average prices of our crude oil basket, natural gas and refining products driven by higher Brent benchmark prices and stronger negotiated crude oil spreads versus Brent.

Costs of Sales and Expenses

The following table sets forth the components of our cost of sales, and operation and project, administration and other operating expenses for the six-month period ended June 30, 2024 and 2023.

	For the six-month period ended June 30,
	2024	2023	% Change

	(unaudited)
	(in millions of Colombian pesos)
Fixed cost of sales	12,159,452	11,507,880	5.7
Variable cost of sales	27,484,067	32,757,351	(16.1)
Total cost of sales	39,643,519	44,265,231	(10.4)
Operation and project, administration and other operating expenses	4,948,341	4,669,211	(6.0)
Total Costs of Sales and Expenses	44,591,860	48,934,442	(8.9)

Cost of sales

Our total cost of sales is comprised of a fixed portion and a variable portion:

Our fixed cost of sales includes, among other items, contracted services, labor costs, maintenance, taxes and depreciation. Our fixed cost of sales increased by 5.7% or COP 651,572 million in the six-month period ended June 30, 2024 as compared to the same period in 2023, in part due to the combined net effect of:

●	A COP 381,763 million increase in the costs of professional services, maintenance and other operational activity costs, primarily as a result of (i) the increased execution of operational activities and production, (ii) price increases for supplies as a consequence of periodic adjustments pursuant to contractual provisions with inflationary effects on costs.
●	A COP 152,596 million decrease in depreciation and amortization mainly due to: (i) increased levels of capital expenditures, and (ii) increased crude oil production in the Permian basin and Ecopetrol S.A. The foregoing was partially offset by the effect of the depreciation of the average exchange rate of the Colombian peso against the U.S. dollar on the appreciation registered by Ecopetrol S.A.’s subsidiaries that use the U.S. dollar as functional currency.
●	A COP 170,306 million increase in labor costs mainly due to salary increases compared to the previous year and a greater workforce; and
●	A COP 252,099 million increase in other minor items, such as higher payments of hydrocarbon transportation services, taxes and contributions and construction services.

Our variable cost of sales includes, among other items, purchases of hydrocarbons from the Agencia Nacional de Hidrocarburos (the “National Agency of Hydrocarbons” or “ANH”), purchases of crude oil from business partners, imported products, hydrocarbon transportation services, depletion of fields and inventories. Our variable cost of sales decreased by 16% or COP 5,273,284 million in the six-month period ended June 30, 2024 as compared to the same period in 2023, primarily as a result of:

●	A COP 4,208,613 million decrease in the purchase costs of crude oil, gas and refined products, mainly due to the net effect of:
-	A COP 3,494,649 million decrease as a result of the depreciation of the Colombian peso against the U.S. dollar from an average exchange rate of COP 4,595.11/US$1.00 for the six-month period ended June 30, 2023 to an average exchange rate COP 3,920.48/US$1.00 for the same period in 2024;
-	A COP 1,739,893 million decrease in volumes purchased from third parties, mainly due to (i) lower imported refined products, which in turn was a result of lower fuel import requirements to meet the economic reactivation in the domestic market and (ii) the scheduled maintenance at our refineries; and
-	A COP 1,025,931 million increase in costs related to the purchase of crude oil, gas and refined products, primarily due to higher average purchase prices in line with the increase in international benchmark prices during the six-month period ended June 30, 2024.
●	A COP 1,978,112 million decrease due to decreased realization of inventories as a result of (i) a decrease in refined products volumes, which in turn was primarily due to decrease in domestic gasoline demand, and (ii) an increase in the inventory of crude oil as a result of larger volumes of crude oil in cargoes in transit (which were negotiated under the delivery-at-place (DAP) modality).
●	A COP 172,937 million decrease in electric energy costs, primarily due to lower energy rates and decreased purchases in the National Electric System (SEN) mainly as a result of the unavailability of certain of our electricity generation plants during the first three months of 2023 mainly due to scheduled maintenance.
●	A COP 141,426 million decrease in other minor items.

The above items were partially offset by:

●	A COP 187,381 million increase in the payment of gas royalties in cash, a result of increased production and a higher settlement price compared to same period in 2023.
●	A COP 89,821 million increase in transportation costs, mainly due to: (i) higher volumes transported through our systems, (ii) the negative effect on our Colombian peso costs in U.S. dollar terms of the depreciation of the average exchange rate of the Colombian peso against the U.S. dollar; and (iii) the annual increase of pipeline fees in accordance with applicable Colombian regulation.

Operation and project, administration and other operating expenses

In the six-month period ended June 30, 2024 as compared to the same period in 2023, our operation and project, administration and other operating expenses increased by 6.0% or COP 279,130 million, mainly due to:

●	A COP 326,142 million increase in exploration expenses, mainly due to the recognition of higher exploration asset write-offs and other unsuccessful exploratory activities;
●	A COP 79,706 million increase in other minor items.

The factors discussed above were partially offset by:

●	A COP 102,204 million decrease in general expenditures, mainly due to capitalizable projects in the first six months of 2024 as compared to the same period in 2023;
●	A COP 67,587 million decrease in commissions, fees, freights, services and general expenses of customs operation.

(Impairment) recovery of non-current assets

In the six-month periods ended June 30, 2024 and 2023 we did not recognize significant impairment expenses or reversals, as there were no trigger events that required the recognition of additional impairments to those recorded at the end of 2023 and 2022.

Financial results

The following table sets forth our financial results for the six-month periods ended June 30, 2024 and 2023.

	For the six-month period ended June 30,
	2024	2023	% Change

	(unaudited)
	(in millions of Colombian pesos)
Foreign exchange (loss) gain	45,267	547,244	(91.7)
Interest expense related to loans and borrowings	(3,496,572)	(3,428,301)	2.0
Financial cost from other liabilities (1)	(1,264,839)	(1,226,402)	3.1
Other finance income (2)	623,969	557,955	11.8
Financial results	(4,092,175)	(3,549,504)	15.3

(1)Includes the financial expenses related to updating abandonment costs liabilities, and the interest cost, net of post-employment benefits and other long-term employee benefits.

(2)Includes financial cost from other liabilities for the six-month periods ending on June 30, 2024 and 2023.

Our financial results (expense) increased by COP 542,671 million, primarily as a result of the net effect of:

●	A COP 106,708 million increase in interest expenses and other financial cost due to higher levels of debt and rising interest rates, offset by a lower exchange rate; and
●	A COP 66,014 million increase in other minor items.

These increases were partially offset by a COP 501,977 million decrease due to foreign exchange gains as a result of the depreciation of the Colombian peso against the U.S. dollar;

Profit before income taxes

Profit before income taxes decreased by 26.2% in the six-month period ended June 30, 2024, as compared to the same period in 2023, as a result of the above-mentioned factors.

Income tax

The effective income tax rate for the six-month period ended June 30, 2024 and 2023, was 44.2% and 31.9%, respectively. The 12.4% increase in the effective tax rate during 2024 is mainly due to (i) the deductibility of the cost of royalties (ii) no obligation to pay the special contribution for construction agreements during 2024 (as opposed to 2023), which corresponds to a non-deductible expense, and (iii) better results obtained by Ecopetrol’s subsidiaries and affiliates, whose nominal income tax rate is less than 35%.

Net profit attributable to equity holders of Ecopetrol

As a result of the foregoing, net profit attributable to the owners of Ecopetrol decreased by 22.6% or COP 2,761,519 million in the six-month period ended June 30, 2024, as compared to the same period in 2023.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity in the six-month period ended June 30, 2024 were: (i) net cash provided by operating activities in an amount of COP 23,083,805 million, (ii) cash obtained by the entering into new financing arrangements for an amount of COP 1,939,267 million, (iii) dividends received from Ecopetrol’s subsidiaries in an amount of COP 213,046 million, and (iv) other investment activities in an amount of COP 153,965 million.

Our principal uses of liquidity in the six-month period ended June 30, 2024 were: (i) COP 1,632,287 million for payments of principal and payments of interest of our debt, (ii) COP 8,901,274 million for investments in natural and environmental resources and reserves, and additions to our property, plant and equipment and intangibles, and (iii) dividend payments amounting to COP 12,192,292 million.

For 2024, on a consolidated basis, we expect our major cash needs to include planned capital expenditures ranging between US$5.5 billion (COP 22,814,220 million) and US$6.6 billion (COP 27,377,064 million).

Use of Funds

Capital Expenditures

We plan to meet our budgeted organic capital expenditures for 2024 mainly through cash from internal cash generation.

Cash provided by operating activities

Net cash provided by operating activities increased by 343% or COP 17,874,889 million in the six-month period ended June 30, 2024, as compared to the same period in 2023, mainly as a result of (i) positive performance in most of our segments as described above, and (ii) a decrease in accounts receivable due from the FEPC and the corresponding payments made by the Ministry of Finance and Public Credit.

Cash used in investing activities

For the six-month period ended June 30, 2024, net cash used in investing activities increased by 3.5% or COP 291,916 million as compared to the same period in 2023. This increase is mainly the result of purchase of financial instruments and lower interest received. This increase was partially offset by lower investments in Natural Resources and Intangibles.

Cash used in (provided by) financing activities

For the six-month period ended June 30, 2024, net cash used in financing activities was COP 14,121,927 million compared to net cash used in financing activities of COP 351,645 million for the same period in 2023, which represents an increase in cash used of COP 13,770,282 million, mainly due to: i) a COP 9,631,724 increase as a result of the payment of dividends, (ii) a COP 375,811 million increase in interest payments, and (iii) a COP 23,925 million increase due to other items. These factors were partially offset by a COP 3,738,822 million decrease related to the proceeds from borrowings net of payments.

Dividends

On March 22, 2024, the Ordinary Shareholders’ Meeting approved the plan for distribution of Ecopetrol S.A.’s profits for the 2023 fiscal year, which included the distribution of dividends for an aggregate amount of COP 12,828,409 million, which comprised an ordinary dividend per share of COP 278 and an extraordinary dividend per share of COP 34, for a total dividend of COP 312 per share. Dividends to minority shareholders were paid in two equal installments, as follows: April 3 and June 26, 2024. In the case of dividends to be paid to the majority shareholder, the plan is to offset the dividends to be paid against the balance of the account receivable from the majority shareholder, in relation to the Fuel Price Stabilization Fund (FEPC) no later than December 31, 2024.

During the six-month period ended June 30, 2024, a total amount of COP 12,192,292 million in cash dividends have been paid to our shareholders.

The COP 12,192,292 million cash dividends mentioned above have been distributed as follows:

●	COP 9,093,330 million paid to the controlling shareholder;
●	COP 1,622,610 million paid by subsidiaries to non-controlling shareholders; and
●	COP 1,476,352 million paid to minority shareholders.

Subsequent events

None, other than the subsequent events described above, and in note 32 to our unaudited interim condensed consolidated financial statements included in this Form 6-K.

FORWARD-LOOKING STATEMENTS

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”, “plan”, “potential”, “predict”, “prognosticate”, “project”, “target”, “achieve” and “intend”, among other similar expressions, are understood as forward-looking statements. These factors may include the following:

●	changes in international crude oil and gas prices;
●	our exploration and production activities, including drilling; and import and export activities;
●	import and export activities;
●	our liquidity, cash flow and sources of funding;
●	the results of our electric power transmission and toll roads activities through our subsidiary, Interconexión Eléctrica S.A. (“ISA”);
●	our projected and targeted capital expenditures and other cost commitments and revenues; and
●	dates by which certain areas will be developed or will come on-stream.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

●	future growth and development of the energy industry and its transition into lower carbon sources of energy;
●	general economic and business conditions, including increased and prolonged inflation in Colombia and worldwide, volatility in crude oil and other commodity prices, refining margins and prevailing exchange rates;
●	competition;
●	our ability to obtain financing;
●	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;
●	uncertainties inherent in making estimates of our reserves;
●	the modification, adjustment or reduction of the tariffs, rates or fees charged by the electricity transmission and transport businesses in the countries where we operate;
●	significant political, economic and social developments in Colombia and other countries where we do business;
●	natural disasters, pandemics and other public health events;
●	the continuing Russian invasion of Ukraine and the Israeli-Palestinian armed conflict;

●	other military operations, terrorist acts, wars or embargoes;
●	regulatory developments, including regulations related to climate change and cybersecurity;
●	receipt and maintenance of government approvals and licenses;
●	technical difficulties; and
●	other factors described in our press releases and filings with the SEC, including our 2023 Form 20-F.

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.